SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Mid-Con Energy Partners, L.P.

(Name of Issuer)

Common Stock, 0.0001 par value

(Title of Class of Securities)

59560V109

(CUSIP Number)

Jennifer Terrell

Chief Financial Officer

GOFF FOCUSED STRATEGIES LLC

500 Commerce Street, Ste 700

Fort Worth, Texas 76102

(817) 509.3958

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 23, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS John C. Goff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,930,232 (1)
	8	SHARED VOTING POWER 1,860,465 (1)
	9	SOLE DISPOSITIVE POWER 2,930,232 (1)
	10	SHARED DISPOSITIVE POWER 1,860,465 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,790,697 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Issuable upon the conversion of the Series A Convertible Preferred Units (“Class A Preferred Units”) of Mid-Con Energy Partners, L.P., a Delaware limited partnership (the “Issuer”), which were acquired on August 11, 2016, through a private transaction between the Issuer and Goff REN, Goff MCEP Holdings and Goff Foundation. In addition to the reported securities, on January 31, 2018 the Reporting Person acquired indirect beneficial ownership of 9,281,046 Class B Preferred Units (as defined below) that are expected to be convertible into Common Units on a one for one basis beginning on July 31, 2018. (See Item 4 below.)
(2)	Based on 30,091,463 outstanding Common Units of the Issuer as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities & Exchange Commission on November 14, 2017, and assuming the conversion of all Class A Preferred Units owned by the Reporting Person.

1	NAME OF REPORTING PERSONS Goff REN Holdings, LLC 47-4391712
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,860,465 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,860,465 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,860,465 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Issuable upon the conversion of Class A Preferred Units of the Issuer, which were acquired on August 11, 2016, through a private transaction between Goff REN and the Issuer. In addition to the reported securities, on January 31, 2018 the Reporting Person acquired direct beneficial ownership of 784,314 Class B Preferred Units that are expected to be convertible into Common Units on a one for one basis beginning on July 31, 2018. (See Item 4 below.)
(2)	Based on 30,091,463 outstanding Common Units of the Issuer as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities & Exchange Commission on November 14, 2017, and assuming the conversion of all Class A Preferred Units owned by the Reporting Person.

1	NAME OF REPORTING PERSONS Goff MCEP Holdings, LLC 81-3396189
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,697,674 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,697,674 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,697,674 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Issuable upon the conversion of Class A Preferred Units of the Issuer, which were acquired on August 11, 2016, through a private transaction between Goff MCEP Holdings and the Issuer.
(2)	Based on 30,091,463 outstanding Common Units of the Issuer as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities & Exchange Commission on November 14, 2017, and assuming the conversion of all Class A Preferred Units owned by the Reporting Person.

1	NAME OF REPORTING PERSONS The Goff Family Foundation 26-0562600
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 232,558 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 232,558 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 232,558 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8% (2)
14	TYPE OF REPORTING PERSON CO

(1)	Issuable upon the conversion of Class A Preferred Units of the Issuer, purchased on August 11, 2016, through a private transaction between Goff Foundation and the Issuer.
(2)	Based on 30,091,463 outstanding Common Units of the Issuer as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities & Exchange Commission on November 14, 2017, and assuming the conversion of all Class A Preferred Units owned by the Reporting Person.

1	NAME OF REPORTING PERSONS Goff Capital, Inc. 75-2662553
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,697,674 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,697,674 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,697,674 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2% (2)
14	TYPE OF REPORTING PERSON CO

(1)	Issuable upon the conversion of Class A Preferred Units of the Issuer, purchased on August 11, 2016, through a private transaction between the Issuer and Goff MCEP Holdings, of which Goff Capital, Inc. is the Manager.
(2)	Based on 30,091,463 outstanding Common Units of the Issuer as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities & Exchange Commission on November 14, 2017, and assuming the conversion of all Class A Preferred Units owned by the Reporting Person.

1	NAME OF REPORTING PERSONS GFS REN GP, LLC 82-1855370
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,860,465 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,860,465 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,860,465 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Issuable upon the conversion of Class A Preferred Units of the Issuer, which were acquired on August 11, 2016, through a private transaction between the Issuer and Goff REN. GFS REN GP is the manager of Goff REN. In addition to the reported securities, on January 31, 2018 the Reporting Person acquired indirect beneficial ownership of 1,568,628 Class B Preferred Units that are expected to be convertible into Common Units on a one for one basis beginning on July 31, 2018. (See Item 4 below.)
(2)	Based on 30,091,463 outstanding Common Units of the Issuer as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities & Exchange Commission on November 14, 2017, and assuming the conversion of all Class A Preferred Units owned by Reporting Person.

1	NAME OF REPORTING PERSONS GFS Management, LLC 38-4038336
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,860,465 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,860,465 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,860,465 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Issuable upon the conversion of Class A Preferred Units of the Issuer, which were acquired on August 11, 2016, through a private transaction between the Issuer and Goff REN. GFS Management is the managing member of GFS REN GP, the manager of Goff REN. In addition to the reported securities, on January 31, 2018 the Reporting Person acquired indirect beneficial ownership of 9,281,046 Class B Preferred Units that are expected to be convertible into Common Units on a one for one basis beginning on July 31, 2018. (See Item 4 below.)
(2)	Based on 30,091,463 outstanding Common Units of the Issuer as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities & Exchange Commission on November 14, 2017, and assuming the conversion of all Class A Preferred Units owned by Reporting Person.

1	NAME OF REPORTING PERSONS Goff Focused Strategies, LLC 81-3363076
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,860,465 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,860,465 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,860,465 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Issuable upon the conversion of Class A Preferred Units of the Issuer, which were acquired on August 11, 2016, through a private transaction between the Issuer and Goff REN. GFS is the managing member of GFS Management, the managing member of GFS REN GP. GFS REN GP is the manager of Goff REN. In addition to the reported securities, on January 31, 2018 the Reporting Person acquired indirect beneficial ownership of 9,281,046 Class B Preferred Units that are expected to be convertible into Common Units on a one for one basis beginning on July 31, 2018. (See Item 4 below.)
(2)	Based on 30,091,463 outstanding Common Units of the Issuer as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities & Exchange Commission on November 14, 2017, and assuming the conversion of all Class A Preferred Units owned by Reporting Person.

1	NAME OF REPORTING PERSONS Longboat Capital, LLC 81-1072121
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,860,465 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,860,465 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,860,465 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Issuable upon the conversion of Class A Preferred Units of the Issuer, which were acquired on August 11, 2016, through a private transaction between the Issuer and Goff REN. Longboat Capital is the majority member of Goff REN. In addition to the reported securities, on January 31, 2018 the Reporting Person acquired indirect beneficial ownership of 1,568,628 Class B Preferred Units that are expected to be convertible into Common Units on a one for one basis beginning on July 31, 2018. (See Item 4 below.)
(2)	Based on 30,091,463 outstanding Common Units of the Issuer as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities & Exchange Commission on November 14, 2017, and assuming the conversion of all Class A Preferred Units owned by Reporting Person.

1	NAME OF REPORTING PERSONS James M. Howard
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,860,465 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,860,465 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,860,465 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Issuable upon the conversion of Class A Preferred Units of the Issuer, which were acquired on August 11, 2016, through a private transaction between the Issuer and Goff REN. James M. Howard is the managing member of Longboat Capital, the majority member of Goff REN. In addition to the reported securities, on January 31, 2018 the Reporting Person acquired indirect beneficial ownership of 1,568,628 Class B Preferred Units that are expected to be convertible into Common Units on a one for one basis beginning on July 31, 2018. (See Item 4 below.)
(2)	Based on 30,091,463 outstanding Common Units of the Issuer as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities & Exchange Commission on November 14, 2017, and assuming the conversion of all Class A Preferred Units owned by Reporting Person.

Item 1.	Security and Issuer.

Item 1 is amended to include the following:

This Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D (“Schedule 13D”) is being filed (i) to disclose the entry by certain Reporting Persons into the Purchase Agreement (as defined below) as set forth under Item 4 below and (ii) to report the closing of the transactions contemplated by the Purchase Agreement, including certain Reporting Persons’ entry into the Transaction Documents (as defined below) in connection with such closing. The Schedule 13D originally related to the Issuer’s Class A Convertible Preferred limited partner interests (“Class A Preferred Units”), which are convertible into the Issuer’s limited partner interests (“Common Units”).

Item 4.	Purpose of the Transaction.

Item 4 is amended by the addition of the following:

On November 14, 2017, Goff REN and certain other entities controlled indirectly by John C. Goff, together with another unrelated entity (collectively, the “Original Class B Purchasers”), entered into a Class B Convertible Preferred Unit Purchase Agreement with the Issuer (the “Original Purchase Agreement”). Pursuant to the Original Purchase Agreement, the Original Class B Purchasers agreed that they, or their affiliates, would purchase an aggregate of up to 11,029,411 Class B Convertible Preferred Units (“Class B Preferred Units”) of the Issuer following the satisfaction of certain closing conditions specified therein. On December 31, 2017, the Original Purchase Agreement expired according to its terms without the closing thereunder having occurred.

On January 23, 2018, Goff REN and certain other entities controlled indirectly by John C. Goff, together with another unrelated entity (collectively, the “Class B Purchasers”), entered into a new Class B Convertible Preferred Unit Purchase Agreement with the Issuer (the “Purchase Agreement”). Pursuant to the Purchase Agreement, the Class B Purchasers agreed that they, or their affiliates, would purchase an aggregate of up to 9,803,921 Class B Preferred Units following the satisfaction of certain closing conditions specified therein. The closing of the transactions contemplated by the Purchase Agreement (the “Closing”) occurred on January 31, 2018.

At the Closing:

(i)	Goff REN acquired 784,314 Class B Preferred Units; Goff REN Holdings II, LLC, an entity indirectly controlled by John C. Goff, acquired 784,314 Class B Preferred Units; Goff MCEP II, LP, an entity indirectly controlled by John C. Goff, acquired 5,098,039 Class B Preferred Units; and Goff Focused Energy Strategies, LP, an entity indirectly controlled by John C. Goff, acquired 2,614,379 Class B Preferred Units;

(ii)	The Class B Purchasers entered into a standstill agreement with the Issuer pursuant to which they agreed, for a period of two years, not to “short” any securities of the Issuer; call a meeting of the limited partners of the Issuer for purposes of removing the general partner of the Issuer or the election of any successor general partner of the Issuer; solicit any proxies for or in support of removing the general partner of the Issuer or the election of any successor general partner of the Issuer; seek to advise or influence any person with respect to the voting of any limited partner interests of the Issuer to remove the general partner of the Issuer or the election of any successor general partner of the Issuer; issue, induce or assist in the publication of any press release, media report or other publication in connection with the potential or proposed removal of the general partner of the Issuer and/or the election of a successor general partner of the Issuer; or instigate or encourage any third party to do any of the foregoing;

(iii)	The Class B Purchasers entered into a registration rights agreement with the Issuer whereby the Issuer has provided the Class B Purchasers with certain registration rights with respect to the Common Units into which the Class B Preferred Units will be convertible, and

(iv)	The Class B Purchasers and GFS entered into a monitoring fee agreement with the Issuer whereby GFS will provide certain investment monitoring services with respect to the Class B Preferred Units in exchange for a fee payable by the Issuer as detailed therein.

The agreements identified in items (ii) through (iv) immediately above are referred to herein as the “Transaction Documents”).

The Class B Preferred Units include voting rights and are expected to be convertible into Common Units on a one for one basis beginning on July 31, 2018.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The text in Item 4 of this Amendment No. 3 is incorporated by reference into this Item 6.

Item 7.	Material to Be Filed as Exhibits

Item 7 is amended by the addition of the following:

Exhibit 6	Class B Convertible Preferred Unit Purchase Agreement, dated January 23, 2018, by and among the Issuer and the Purchasers named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 29, 2018).

Exhibit 7	Registration Rights Agreement, dated January 31, 2018, by and among the Issuer and the Purchasers named therein (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 31, 2018).

Exhibit 8	Standstill Agreement, dated January 31, 2018, by and among the Issuer and the Purchasers named therein (filed herewith).

Exhibit 9	Monitoring Fee Agreement, dated January 31, 2018, by among the Issuer, GFS and the Purchasers named therein (filed herewith).

SIGNATURES ON THE FOLLOWING PAGE

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 5, 2018

John C. Goff				The Goff Family Foundation

By:	/s/ John C. Goff			By:	/s/ John C. Goff
John C. Goff
Sole Board Member

Goff REN Holdings, LLC				Goff Capital, Inc.
By:	its Manager, GFS REN GP, LLC
	By:	its Managing Member, GFS Management,LLC
		By:	its Managing Member, Goff Focused Strategies, LLC

By:	/s/ John C. Goff			By:	/s/ John C. Goff
	John C. Goff, Chief Executive Officer				John C. Goff, President

GFS Management, LLC				GFS REN GP, LLC
	By:	its Managing Member, Goff Focused Strategies, LLC			By:	its Managing Member, GFS Management, LLC
					By:	its Managing Member, Goff Focused Strategies, LLC

By:	/s/ John C. Goff			By:	/s/ John C. Goff
	John C. Goff, Chief Executive Officer				John C. Goff, Chief Executive Officer

Goff MCEP Holdings, LLC				Goff Focused Strategies, LLC
	By:	its Manager, Goff Capital, Inc.

By:	/s/ John C. Goff			By:	/s/ John C. Goff
	John C. Goff, President				John C. Goff, Chief Executive Officer

James M. Howard				Longboat Capital, LLC

By:	/s/ James M. Howard			By:	/s/ James M. Howard
James M. Howard, Managing Member